ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In November 1989, in an effort to improve the company's operating results and generate cash to pay maturing debt obligations, the company implemented a restructuring program involving the sale of certain marginal operations and facilities. The company was unable to complete the sale of all assets within the projected time frame and at values estimated in 1989. In addition, during the fourth quarter of 1990, the company was unable to secure short-term borrowing arrangements at acceptable terms and conditions following the November 1990 termination of its revolving-credit agreement and its agreement with financial institutions to sell trade receivables. Without such financing or other sources of cash, the company would probably have been in default under its long-term debt agreements in the first quarter of 1991. The company decided to seek reorganization under Chapter 11 of Title 11 of the United States Code ("Chapter 11") to achieve a long-term solution to its financial, litigation and business problems. On December 10, 1990 (the "petition date"), Lone Star Industries, Inc. together with certain of its subsidiaries (including two subsidiaries filing on December 21, 1990), filed voluntary petitions for reorganization under Chapter 11 in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court"), and began operating their respective businesses as debtors-in-possession. A committee of unsecured creditors, a committee of equity security holders and a committee of retired employees had been appointed and had the right to review and object to transactions not in the ordinary course of business, which were, in any event, subject to Bankruptcy Court approval. On February 17, the company's Plan of Reorganization, which had been approved overwhelmingly by the company's creditors and security holders, was confirmed without objection. It is expected that the plan will become effective by the end of March 1994 (See Note 3).

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the normal course of business. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to generate sufficient cash from operations, asset sales and financing sources to meet obligations.
As a result of the Chapter 11 filings and related circumstances, however, such realization of assets, and liquidation of liabilities are subject to significant uncertainty. The company is not now actively marketing certain operating facilities which were identified for sale in the 1989 restructuring program and in accordance with its plan of reorganization, the company expects to retain certain of these operating facilities. Accordingly, prior to the plan of reorganization becoming effective, the operations classified as assets held for sale in the 1989 restructuring program continued to be accounted for as assets held for sale in the accompanying consolidated financial statements. In addition, in accordance with its plan of reorganization, the company will dispose of certain assets which were not previously included in the company's restructuring program and are not currently classified as assets held for sale in the accompanying consolidated financial statements.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability of the carrying value of recorded asset amounts, or amounts and classification of liabilities that might be necessary as a consequence of the company's plan of reorganization becoming effective (See Note 3).

Results from operations currently classified as assets held for sale but which will be retained, for the years ended December 31, 1993, 1992 and 1991 included net sales of $61.1 million, $55.9 million and $50.6 million, respectively and operating profits of $8.6 million, $6.5 million and $3.0 million, respectively.


Restructuring Program

The restructuring program announced in 1989 included the planned sale of certain facilities and marginal businesses, interests in certain joint ventures, an investment in preferred stock, surplus real estate and certain other assets. The assets to be sold, including related current and other assets, were classified as assets held for sale in the accompanying consolidated balance sheets at their then estimated net realizable value (as revised in 1990) (See Note 4).


Results of Operations


Net Sales

Consolidated net sales of $240.1 million were $10.0 million higher than 1992. Cement sales of $158.7 million were $11.6 million greater than 1992 reflecting increased domestic cement shipments particularly from the Cape Girardeau, Missouri cement plant due to stronger demand and higher average net realized cement selling prices at all locations. The favorable sales volume was partly offset by lower cement sales from the Greencastle, Indiana cement plant as shipments were adversely effected by production interruptions. Excluding the operations classified as assets held for sale, domestic cement shipments increased by 2% and average unit net realized cement selling prices increased by 7%.

Sales of construction aggregates of $48.2 million approximated the prior year. In March 1993 the company sold a small construction aggregates operation in Mississippi. Excluding the operation sold in 1993, construction aggregates shipments increased 3%. Higher shipments of lower-priced products into the New York Metropolitan area were offset by the effects of a teamsters strike in New York City and an operating engineers strike on Long Island during the summer which reduced orders from our customers in the ready-mixed concrete and asphalt businesses. Shipments from the operation in Illinois were also below the prior year due to delays in obtaining operating permits and production start-up problems encountered when the plant was moved to a new quarry.

Ready-mixed concrete and concrete products sales were $29.5 million, $1.3 million below 1992 reflecting lower shipments of ready-mixed concrete and concrete block from the Illinois operations due to heavy rains during the summer months and strikes affecting two major customers in the Decatur area. The decrease in sales at the Illinois operations was partly offset by increased sales from the Tennessee operations reflecting higher shipments of ready-mixed concrete and higher average selling prices due to increased residential construction activity. In 1993 ready-mixed concrete shipments decreased 4% and average selling prices increased approximately 1%.

Sales from other operations, primarily building materials, were $3.6 million, $0.4 million below 1992 primarily due to slow construction activity in Illinois due to poor weather and strikes affecting certain customers.


Gross Profits

Cement gross profits increased by $6.1 million to $26.8 million in 1993 on higher shipments and higher average net realized cement selling prices. Also contributing to the favorable cement gross profits were favorable production costs at the Cape Girardeau, Missouri cement plant due to extensive maintenance and repairs performed in 1992, increased revenues from burning waste fuels and lower coal costs. The positive results were partly offset by higher production costs and lower production volume at other locations primarily due to increased kiln down-time for repairs and higher repair and maintenance expenses in 1993. In addition, gross profits were negatively affected by a lower rate of production at the Greencastle, Indiana cement plant due to the installation of a new clinker cooler in April 1993, and the temporary suspension of the use of waste fuels in late September 1993 pending analysis of the administrative enforcement action commenced by the Environmental Protection Agency at that time (See Note 32). The suspension of the use of waste fuel resulted in decreased revenues and higher coal costs which unfavorably affected gross profits at the Greencastle plant.
The company resumed burning waste fuel, on a limited basis, in January 1994. Unless a recent decision by the D.C. Court of Appeals regarding a U.S. EPA standard applicable to hazardous waste fuel burning at wet process cement plants (See Note 32) results in an inability to use such fuels, upon completion of a new precipitator at the Greencastle plant, the company will apply for a new permit and expects the waste fuel program at the plant to be fully operational by mid-year 1994.

The company expects to continue to operate its waste fuel program which is subject to strict federal, state and local rules and regulations. Changes to such rules and regulations, or their interpretations by the relevant agencies, could prohibit the use of such fuels or make their use cost prohibitive, thus depriving the company of the favorable impact on production costs presently being experienced (See Note 32).

Construction aggregates gross profits decreased $0.9 million to a loss of $2.2 million in 1993 reflecting the continued severe effects of depressed construction activity in the Northeast. Lower results from the New York operations reflected higher costs resulting from changes in New York State Department of Transportation specifications for stone used in state road-paving projects. To comply with the needs of its customers to meet the new specifications the company is blending stone from its Canadian operation with the stone of one of its New York operations. Also contributing to the decrease in the gross profits were lower results from the Canadian operation reflecting increased shipments of low margin products and lower results from the Illinois operation due to lower sales and production volumes, and higher costs as a result of delays in obtaining operating permits after moving the plant to a new quarry location.

Gross profits from ready-mixed concrete and concrete products decreased $0.7 million to $2.9 million in 1993 reflecting the lower sales of ready-mixed concrete and concrete block in Illinois resulting primarily from the heavy summer rains and strikes affecting two major customers partly offset by favorable gross profits from the Tennessee operations on higher shipments and increased gross margins resulting from favorable selling prices.

Other operations gross profits, primarily from building materials, of $0.4 million decreased $0.3 million primarily due to lower sales resulting from poor weather and strikes affecting customers in Decatur, Illinois.


Joint Ventures

Pre-tax income from joint ventures of $20.4 million decreased $17.4 million from 1992 principally due to the sale of the company's Argentine investment in August 1992, and its Brazilian investment in September 1993. The decrease in pre-tax joint venture income also reflects reduced earnings at Hawaiian Cement attributable to lower shipments of cement, construction aggregates and ready-mixed concrete partly offset by higher average net realized selling prices for cement and ready-mixed concrete. The decrease in pre-tax earnings from joint ventures was partly offset by higher income from RMC LONESTAR and Kosmos Cement Company.


Other Income

Other income decreased $2.6 million to $11.2 million in 1993 primarily due to interest earned on a prior year income tax refund which was received in 1992 and lower foreign exchange gains, partly offset by increased interest income on notes receivable.

Litigation Settlement

In February 1994 the company settled the shareholder litigation originally brought in 1989 in the Federal Courts by allowing claims in its Chapter 11 proceedings in the amount of $2.5 million. The litigation settlement expense of $66.6 million in 1992 represents the company's settlement of the crosstie litigation (See Note 33).


Selling, General and Administrative Expenses

Selling, general and administrative expenses of $41.3 were $0.5 million higher than the prior year due primarily to increased postretirement benefits expense.


Interest Expense

Interest expense of $1.6 million in 1993 decreased $0.6 million from 1992. Capitalized interest was $0.2 million in 1993 and 1992. Total interest incurred, most of which was not paid, was $1.8 million. The company stopped accruing interest on all unsecured prepetition debt obligations as of December 10, 1990, due to the company's filing for reorganization under Chapter 11. Interest on certain obligations, primarily the production payment, continues to be accrued, but will not be paid until the plan of reorganization becomes effective or upon specific order of the Bankruptcy Court. Total contractual interest for 1993 would have been $31.2 million. Contractual interest includes interest accrued for the period, plus the contractual interest on other outstanding secured debt and on letters of credit which specifically provide for interest.


Reorganization Items

Reorganization items, related to the Chapter 11 proceedings, include a pre-tax loss of $37.3 million related to the sale of the company's Brazilian investment in 1993 and a pre-tax gain of $15.5 million in 1992 which resulted from the sale of the company's Argentine subsidiary. Other reorganization items, related to the Chapter 11 proceedings, of $10.5 million of expense in 1993 were $6.4 million higher than in 1992 due to increased professional fee and administrative expenses in 1993, partly offset by higher interest income earned on higher investment balances.


Income Taxes

The income tax benefit of $6.4 million in 1993 was $20.8 million favorable as compared to the income tax expense of $14.5 million in 1992. The improvement is due to lower local taxes related to the Brazilian and Argentine operations and the tax benefit related to the loss on the sale of the Brazilian operation in 1993.

The 1992 income tax expense primarily reflects local and state taxes related to the company's foreign joint ventures. The company currently has deferred tax assets in excess of deferred tax liabilities. Under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), a valuation reserve is required for these net tax assets and, as a result, tax benefit can no longer be given to current domestic losses.


Cumulative Effect of Changes in Accounting Principles

In 1993, the Kosmos Cement Company joint venture adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS No. 106"). As a result, the company recognized a charge of $0.8 million representing its share of the cumulative effect of the partnership's change in accounting principle. The company's share of the cumulative effect is included in the results for 1993. In 1992 the company adopted SFAS No. 106 and as a result the company recognized a pre-tax charge from the cumulative effect of a change in accounting principle of $144.7 million and also recognized $14.2 million of tax benefits for a net after-tax charge of $130.5 million. The charge resulting from the adoption of SFAS No. 106 did not reflect the results of any negotiations with representatives of the retired salaried and hourly employees in connection with proposed modifications of their benefits (See Note 30). The prior-year's quarterly results have been restated to reflect the adoption of SFAS No. 106 effective January 1, 1992.

Also in 1992 the company and its Brazilian joint venture adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". As a result the company recognized income of $11.6 million due to the cumulative effect of the change in accounting principle (See Notes 10 and 31).

The loss per share from the cumulative effect of changes in accounting principles was $0.05 in 1993 and $7.15 in 1992.


Net Loss

The net loss of $36.0 million in 1993 was $128.3 million lower than 1992. Included in the net losses for 1993 and 1992 were net charges of $0.8 million and $118.9 million, respectively, related to the cumulative effect of changes in accounting principles. The 1993 pre-tax loss of $41.6 million was $10.7 million greater than 1992 reflecting the net effect of the loss on the sale of the company's Brazilian investment in 1993, higher other reorganization expenses in 1993 and the gain on the sale of the company's Argentine subsidiary in 1992. Also contributing to the higher pre-tax loss in 1993 were decreased joint venture income partly offset by the provision for settlement of crosstie litigation recorded in 1992 and increased results from domestic operations in 1993. The improved results from domestic operations are primarily due to higher cement results reflecting increased shipments and higher average net realized cement selling prices partly offset by lower results from the construction aggregates and ready-mixed concrete operations. The lower construction aggregates results were attributable to the continued depressed level of construction activity in the Northeast, and the lower results from ready-mixed concrete operations reflect lower shipments and margins at the Illinois operations.

The tax benefit in 1993 reflects the benefit realized on the loss of the sale of the Brazilian investment in 1993 partly offset by foreign local taxes related to the Brazilian investment.

The net loss per common share was $2.47 per share in 1993 as compared to $10.18 per share in 1992. The net loss per share includes a $0.05 loss per share in 1993 and a $7.15 loss per share in 1992 related to the cumulative effect of changes in accounting principles.

The net loss per common share is based on the net loss after deducting provisions for preferred dividends of $5.1 million in both 1993 and 1992. Due to the company's filing for reorganization under Chapter 11, the company stopped accruing preferred dividends as of the last payment date, September 15, 1990. Although preferred dividends in 1993 and 1992 were not paid, both preferred issues are cumulative and the full year's dividend amount is used in computing net income per common share. The total of dividends in arrears on both preferred issues was $16.8 million at December 31, 1993.

Weighted average common shares outstanding was 16.6 million in both
1993 and 1992.


Dividends and Stock Market Prices

The payment of cash dividends on Lone Star common stock is not permitted as the company is in default under its financing agreements and as a result of the Chapter 11 filings.

Lone Star's common stock is listed on the New York Stock Exchange.
As of December 31, 1993 the company had 7,962 registered holders of common stock. The high and low prices of the company's common stock for each quarterly period in 1993 and 1992, in composite transactions as reported in The Wall Street Journal, were:


                                 1993                   1992
                          High       Low         High      Low
Common
First Quarter                2 7/8      1 5/8       5 3/8    3 3/8
Second Quarter               2 1/8      1 5/8       4 1/4    3 1/8
Third Quarter                2          1 3/8       3 1/2    2 5/8
Fourth Quarter               2 3/4      1 3/8       4 1/2    2 1/2



Capital Expenditures

Capital expenditures of $19.0 million in 1993 and $22.1 million in 1992 were primarily for major repairs, replacements and upgrading of existing facilities including a new facility in 1992 used to process alternative fuels.


Financial Condition

The company's change in liquidity during 1993 reflects cash received from the sale of assets in addition to cash provided by operations (including payments for litigation and environmental expenses previously accrued), partly offset by cash used for capital expenditures and for two partial payments on the production payment.


The company believes that cash and marketable securities on hand of $244.4 million, funds from operations and an expected new $35.0 million working capital facility, presently being negotiated, will be adequate to cover distributions to creditors, payment of reorganization expenses and current working capital and capital expenditure needs.

Cash generated by operating activities of $31.6 million during 1993 included rents collected on leased plants and interest earned on cash accumulated as a result of the Chapter 11 proceedings. This was partly offset by payments for professional fees and administrative expenses associated with the Chapter 11 proceedings, in addition to crosstie litigation costs and payments related to environmental testing, clean-up and monitoring.

During 1993, the company generated $52.2 million from investing activities primarily representing the proceeds from the sale of the company's Brazilian investment for $69.6 million and $6.3 million of proceeds from the sale of part of a former plant site in Kansas in addition to proceeds from the sale of several parcels of land. The positive cash flow from investing activities was partly offset by capital expenditures and advances and loans to the RMC LONESTAR partnership.

Net cash outflows from financing activities of $8.0 million reflects two agreed upon partial payments on the production payment.

Working capital on December 31, 1993 was $275.6 million, compared to $189.0 million on December 31, 1992. Current assets increased $91.0 million principally due to increased marketable securities and accounts receivable. Current liabilities increased $4.4 million due to higher accruals for environmental matters, higher professional fee accruals and higher accounts payable. Non-current assets held for sale decreased $3.5 million primarily due to the sale of part of a former plant site in Kansas and certain parcels of real estate partly offset by the reclassification of certain asset valuation reserves to liability accounts. Non-current notes receivable decreased $2.1 million mainly due to collections. Investments in joint ventures decreased $99.3 million due to the sale of the company's Brazilian investment and dividends received partly offset by equity income and investments in and advances to the RMC LONESTAR partnership. Property, plant and equipment decreased $10.2 million mainly due to depreciation, the sale of a small construction aggregates operation and the sale of a cement terminal which had been leased to a third party in 1993, partly offset by capital expenditures.

Other liabilities increased by $6.3 million primarily due to higher casualty insurance reserves and the reclassification of reserves from non-current assets held for sale.

Liabilities subject to Chapter 11 proceedings increased $16.8 reflecting the increase in the additional minimum pension liability, the settlement of the shareholder litigation, accrued interest for 1993 primarily related to the production payment, increases in professional fee accruals and higher casualty insurance accruals partly offset by a lower production payment balance. The company, with Bankruptcy Court approval, made two partial payments on the production payment of $4.0 million each in March and October 1993.
The remaining non-current production payment balance of $13.0 million and applicable accrued interest is included with liabilities subject to Chapter 11 proceedings. In accordance with the confirmed plan of reorganization the company will assume the production payment and the liability for accrued interest upon the plan's effective date. The increase in insurance accruals resulted from negotiations with one of the company's primary insurance carriers whereby the company will allow as a claim certain prepetition liabilities relating to both the company and its joint ventures (including joint ventures in which the company no longer participates). The company expects to be reimbursed by the joint ventures for their respective portions of the claim.

The company is subject to federal, state and local laws, regulations and ordinances pertaining to the quality and protection of the environment. Such environmental regulations not only affect the company's operating facilities but also apply to closed facilities and sold properties. While it is not possible at this time to assess accurately their expected impact on the company, the capital, operating and other costs of compliance with applicable environmental requirements (currently in effect or likely to be in effect in the future) could be substantial. Lone Star and certain of its subsidiaries have been identified as potentially responsible parties by various federal, state and local authorities with respect to contamination at certain sites, several of which are on the National Priority List. These include sites located in Utah, Texas, Massachusetts, Missouri, Washington, Minnesota, Colorado and Florida. The December 31, 1993 consolidated balance sheet includes accruals of $19.4 million which represent the claims to be allowed in the bankruptcy proceedings related to the settlements reached regarding the Utah sites and an allowed claim of $3.4 million related to a settlement reached regarding the Minnesota site. In addition, the company has been notified of potential environmental problems at a location formerly owned by the company. This site, located in California, is presently owned by a joint venture in which the company has a 50% interest. The December 31, 1993 consolidated balance sheet includes accruals totalling $8.4 million for consulting, legal fees, monitoring and remediation for the Florida, California and certain other sites. The company's ultimate liability for legal fees monitoring and remediation costs, at these and other sites, in excess of amounts recorded in the accompanying consolidated financial statements, is not presently determinable (See Note 32).

In February 1994, as part of confirmation of the plan of reorganization, the company settled its liability for the claim involving two shareholder class actions which had been pending in the U.S. District Court in New Haven, Connecticut by allowing claims in the Chapter 11 proceedings totaling $2.5 million. The settlements are included in provision for litigation settlements in the accompanying consolidated financial statements (See Note 33).

In early March 1994, the company, along with other cement companies, received a civil investigative demand from the Atlanta, Georgia Regional Office of the U.S. Department of Justice Antitrust Division. The investigation concerns possible violations of Section 1 of the Sherman Antitrust Act (price fixing and market allocation) by cement sellers on a nationwide basis and seeks company records relating to its cement business. The company has a long-standing policy of complying with the letter and spirit of the antitrust laws and intends to fully cooperate with the investigation.

In September 1993, with Bankruptcy Court approval, the company sold its 49.6% interest in Companhia Nacional de Cimento Portland, a Brazilian joint venture to Lafarge Coppee, the company's partner in the joint venture for $69.6 million. A pre-tax loss of $37.3 million was recorded on the sale.

Also in September 1993, the company sold one of its cement terminals which had been leased to a third party, for $0.8 million.

In May 1993 the company, with Bankruptcy Court approval, sold a portion of a former plant site in Kansas for $6.3 million. The property was included in the company's restructuring program.

In March 1993, the company sold substantially all of the equipment and inventory of Southern Aggregates for $0.7 million.

In 1993, in separate transactions, the company sold several parcels of real estate included in the company's restructuring program for $3.0 million.


Comparison of 1992 to 1991


Net Sales

Consolidated net sales of $230.1 million were $8.6 million below 1991. Cement sales of $147.2 million were $2.1 million higher than 1991 reflecting increased domestic cement shipments from all plant locations partly offset by the sale of the company's cement operation in Uruguay in December 1991. The improved domestic cement sales were partly offset by lower average net realized selling prices in a number of domestic markets, particularly in the northeast market which is supplied by the Nazareth, Pennsylvania plant, the Indianapolis market which is supplied by the Greencastle, Indiana plant and the markets which are supplied by the Cape Girardeau, Missouri plant. Excluding the operations classified as assets held for sale, domestic cement shipments increased by 14% and average cement net realized selling prices decreased by 4%.

Sales of construction aggregates of $48.1 million were $15.0 million below 1991 reflecting lower shipments and lower average net realized selling prices, particularly in the Northeast, caused by the severe effects of depressed business conditions there. Sales were also unfavorably affected by the company's decision to stop shipping to certain customers for credit reasons. In 1992 construction aggregates shipments decreased by 17% and average net realized selling prices decreased by 9%.

Ready-mixed concrete and concrete products sales were $30.8 million, $4.5 million above 1991 reflecting increased shipments of ready-mixed concrete in substantially all of the company's markets and increased shipments of concrete block in Illinois. The increase in ready-mixed concrete shipments reflects the increase in residential construction in Illinois, Indiana and Tennessee.

Sales from other operations, primarily building materials, were $4.0 million, $0.2 million below 1991 due to increased competition from other building materials suppliers in the Midwest.


Gross Profits

Cement gross profits increased by $7.7 million to $20.7 million in 1992 as higher shipments and production volumes at all plants more than offset lower average net realized selling prices and the effect of the sale of the Uruguayan operation in December 1991. The increase in production volume combined with lower repair and maintenance expenses and a full year's benefit from the new raw mill at the Oglesby plant, which was installed in 1991, resulted in favorable unit production costs at all plants. Production costs were also favorably impacted by lower fuel costs as two plants, operating under specific permits, have been burning waste fuels.

Gross profits from construction aggregates decreased $5.7 million to a loss of $1.3 million in 1992, reflecting the continued severe effects of depressed business conditions, particularly in the Northeast. The decline in construction activity resulted in significantly lower shipments and lower average net realized prices at the New York operations. Construction aggregates gross profits were also adversely affected by lower production volume which resulted in higher unit production costs.

Gross profits from ready-mixed concrete and concrete products increased $1.6 million to $3.6 million in 1992 reflecting higher shipments of ready-mixed concrete due to improved residential construction in the Memphis, Tennessee area and several Illinois markets.

Other operations gross profits, primarily from building materials, of $0.6 million approximated those of 1991.


Joint Ventures

Pre-tax income from joint ventures of $37.8 million increased $13.4 million from 1991 principally due to increased earnings from the Brazilian operation. The increase in earnings is attributable to a considerably higher U.S. dollar average selling price for cement resulting from significant price increases since governmental price controls were removed during the third quarter of 1991. During the first seven months of 1991 governmental price control and monitoring programs caused artificially low average cement selling prices. Both selling prices and profits at the Brazilian operation could be adversely affected by future changes in foreign exchange rates and the possible reinstatement of governmental price control or price monitoring programs. The improvement in pre-tax income also reflects increased earnings at Hawaiian Cement attributable to higher shipments of cement and ready-mixed concrete and higher average net realized selling prices for construction aggregates and ready-mixed concrete.

Partially offsetting the improvements were lower shipments of construction aggregates and lower average cement net realized selling prices caused by the continued slowdown in the construction industry in northern California which adversely affected the RMC LONESTAR partnership, and lower results due to the sale of the Argentine operation in August 1992.


Other Income

Other income decreased $0.9 million to $13.8 million in 1992 as lower interest income earned on marketable securities combined with the sale of a note receivable during the fourth quarter of 1991 were partly offset by interest earned on a prior year income tax refund which was received in 1992. The lower interest on marketable securities reflects the classification of a greater percentage of interest income as a reorganization item in 1992.


Selling, General and Administrative Expenses

Selling, general and administrative expenses of $40.8 million were $1.3 million lower than 1991. The improvement reflects the sale of the cement operation in Uruguay, lower expenses associated with the company's Pyrament operations combined with the effect of other company-wide cost reduction programs. The reduction was almost completely offset by $3.2 million of increased expense related to the current year accrual for postretirement benefits resulting from the adoption of SFAS No. 106 in 1992 (See Note 30).


Interest Expense

Interest expense of $2.2 million in 1992 decreased $1.1 million from 1991. Capitalized interest was $0.2 million in 1992 and $1.3 million in 1991. Total interest incurred, most of which was not paid, was $2.4 million. The company stopped accruing interest on all unsecured prepetition debt obligations as of December 10, 1990, due to the company's filing for reorganization under Chapter 11. Total contractual interest for 1992 would have been $31.9 million. Contractual interest includes interest accrued for the period, plus the contractual interest on other outstanding secured debt and on letters of credit which specifically provide for interest.


Reorganization Items

Reorganization items, related to the Chapter 11 proceedings, include a pre-tax gain of $15.5 million in 1992 which resulted from the sale of the company's Argentine subsidiary for $38.0 million. Other reorganization items, related to the Chapter 11 proceedings, of $4.0 million of expense in 1992 were $3.3 million lower than in 1991 due to the inclusion of $5.8 million of costs related to rejected executory contracts in 1991 and higher interest income in 1992 partly offset by increased professional fee expenses in 1992.


Income Taxes

Income tax expense of $14.5 million in 1992 increased by $13.0 million from 1991. The increase is due to higher local taxes on foreign earnings and the lack of domestic tax benefits available in 1992. All previously provided deferred taxes at January 1, 1992 were utilized upon adoption of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions". The 1992 income tax expense primarily reflects local and state taxes related to the company's foreign joint ventures. The company currently has deferred tax assets in excess of deferred tax liabilities. Under SFAS No. 109, a valuation reserve is required for these net tax assets and, as a result, tax benefit can no longer be given to current domestic losses.


Cumulative Effect of Changes in Accounting Principles

In 1992 the company and its Brazilian joint venture adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". As a result the company recognized income of $11.6 million due to the cumulative effect of the change in accounting principle (See Notes 10 and 31).

Also in 1992 the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions". As a result the company recognized a pre-tax charge from the cumulative effect of a change in accounting principle of $144.7 million and also recognized $14.2 million of tax benefits for a net after-tax charge of $130.5 million. The charge resulting from the adoption of SFAS No. 106 does not reflect the results of any negotiations with representatives of the salaried and hourly employees in connection with proposed modifications of retiree benefits (See
Note 30).

The loss per share from the cumulative effect of changes in accounting principles was $7.15 in 1992.


Net Loss

The net loss of $164.3 million in 1992 was $158.8 million greater than 1991. Included in the net loss for 1992 is a net charge of $118.9 million related to the cumulative effect of changes in accounting principles. Excluding the cumulative effect of changes in accounting principles, the 1992 pre-tax loss of $31.0 million was $26.9 million greater than 1991 reflecting a $66.6 million pre-tax provision for the settlement of crosstie litigation partly offset by increased joint venture income, increased results from domestic operations and the positive effect of reorganization items including the gain on the sale of the company's Argentine subsidiary. The improved results from domestic operations are primarily due to higher cement results reflecting increased shipments at all plants combined with higher results from the ready-mixed concrete operations partly offset by lower shipments of construction aggregates and lower average net realized cement and aggregates selling prices.

The increased tax expense in 1992 reflects the increase in taxes primarily related to higher foreign income and the inability to benefit domestic operating losses in 1992.

The net loss per common share was $10.18 per share in 1992 as compared to $0.64 in 1991. The net loss per share in 1992 includes a $7.15 loss per share related to the cumulative effect of changes in accounting principles.

The net loss per common share is based on the net loss after deducting provisions for preferred dividends of $5.1 million in both 1992 and 1991. Due to the company's filing for reorganization under Chapter 11, the company stopped accruing preferred dividends as of the last payment date, September 15, 1990. Although preferred dividends in 1992 and 1991 were not paid, both preferred issues are cumulative and the full year's dividend amount is used in computing net income per common share. The total of dividends in arrears on both preferred issues was $11.7 million at December 31, 1992.

Weighted average common shares outstanding was 16.6 million in both
1992 and 1991.


Financial Condition

In order to preserve the company's assets and enable it to seek a long-term solution to its financial, litigation and business problems, the company and certain subsidiaries filed voluntary petitions for reorganization under Chapter 11 in December 1990.

The company's change in liquidity during 1992 reflects cash received from the sale of assets in addition to cash provided by operations (including payments for litigation and environmental expenses previously accrued), and the collections of notes receivable, partly offset by cash used for capital expenditures and for two partial payments on the production payment.

The company believes that cash and marketable securities on hand of $168.6 million at December 31, 1992, and funds from operations, will be more than adequate to cover its current working capital and capital expenditure needs.

Cash generated by operating activities of $15.9 million during 1992 included rents collected on leased plants, interest earned on a federal income tax refund and on cash accumulated as a result of the Chapter 11 proceedings. This was partly offset by payments related to environmental clean-up and the crosstie litigation and payments for professional fees and administrative expenses associated with the Chapter 11 proceedings.

During 1992, the company generated $24.2 million from investing activities primarily representing the proceeds from the sale of the company's Argentine subsidiary for $38.0 million, $7.9 million of proceeds from the sale of the San-Vel ready-mix and aggregates operations, several parcels of land and a small concrete block operation and the collection of notes receivable. The positive cash flow from investing activities was partly offset by capital expenditures and advances to the RMC LONESTAR partnership.

Net cash outflows from financing activities of $8.0 million reflects two agreed upon partial payments on the production payment.

Working capital on December 31, 1992 was $189.0 million, compared to $187.9 million on December 31, 1991. Current assets increased $20.7 million principally due to increased marketable securities, partly offset by lower accounts receivable and inventories. Current liabilities increased $19.6 million due to the $11.0 million current accrual for other postretirement benefits recorded in 1992 and increased accounts payable. Non-current assets held for sale increased $10.9 million primarily due to the reclassification of certain asset valuation reserves to liability accounts, partly offset by the sale of certain parcels of real estate, the San-Vel ready-mix and aggregates operation and a small concrete block operation during 1992. Non-current notes receivable decreased $4.3 million mainly due to collections. Investments in joint ventures increased $16.8 million due to the increase in equity resulting from the effect of adopting SFAS No. 109, "Accounting for Income Taxes", at the Brazilian operation, in addition to equity income and advances partly offset by the sale of the company's Argentine operation which included the company's share of the Cemento San Martin joint venture and dividends received. Property, plant and equipment decreased $7.8 million mainly due to depreciation, partly offset by capital expenditures.